File No. 70-9937

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       ----------------------------------

                                 Amendment No. 2
                                       to
                                    Form U-1
                        --------------------------------

                             APPLICATION-DECLARATION

                                      under

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                       ***

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                         CENTRAL POWER AND LIGHT COMPANY
                         COLUMBUS SOUTHERN POWER COMPANY
                               OHIO POWER COMPANY
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                          WEST TEXAS UTILITIES COMPANY
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
               (Name of company or companies filing this statement
                   and address of principal executive offices)

                                       ***

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                 (Name of top registered holding company parent)

                                       ***

                 A. A. Pena, Senior Vice President and Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

           Susan Tomasky, Executive Vice President and General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215
                    ----------------------------------------
                   (Names and addresses of agents for service)

      American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its direct and indirect public utility subsidiaries Central Power and Light Company ("CPL"), Southwestern Electric Power Company ("SWEPCo"), West Texas Utilities Company ("WTU"), Columbus Southern Power Company ("CSP") and Ohio Power Company ("OPCo") (collectively, "the Operating Subsidiaries") propose to amend their Application/Declaration on Form U-1 in File No. 70-9937 as follows:

      1. By restating Item 1. Description of Proposed Transactions immediately preceding the Rule 54 section as follows:


           ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

                Background. By Order dated December 30, 1976 (HCAR No. 19829; 70-5930) and in subsequent Orders, the Commission authorized Central and Southwest Corporation ("CSW"), a Delaware corporation and a registered holding company under the Act and a wholly owned subsidiary of AEP, to establish and utilize a system money pool ("Money Pool") to co-ordinate short-term borrowings for CSW, its electric subsidiary companies and Central and South West Services, Inc. as set forth in Central and South West Corp., HCAR No. 26697 (Mar. 28, 1997, 70-8557) HCAR No 24855 (April 5, 1989, 70-7643),
           HCAR No. 26254 (March 21, 1995, 70-8557), HCAR No. 26854
           (Apr. 3, 1998, 70-8557).

                In its Order dated June 14, 2000 in File 70-9381 (HCAR No. 27186), the Commission authorized AEP to continue the CSW Money Pool and to add its utility subsidiaries and certain other subsidiaries as participants in the Money Pool (the "Participants") and established borrowing limits for all Participants.

                American Electric Power Service Corporation ("AEPSC"), a Rule 88 subsidiary service company, acts as administrative agent of the Money Pool.1 Each Participant and AEP determine, the amount of funds it has available for contribution to the Money Pool. The determination of whether a Participant or AEP at any time has surplus funds, or shall lend such funds to the Money Pool, will be made by such Participant treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such Participant's sole discretion. Each Participant may withdraw any of its funds at any time upon notice to AEPSC.

                All short-term borrowing needs of the Participants may be met by funds in the Money Pool to the extent such funds are available. Each Participant shall have the right to borrow from the Money Pool from time to time, subject to the availability of funds and the limitations and conditions set forth in orders of this Commission; provided, however, that the aggregate amount of all loans requested by any Participant approved hereunder shall not exceed the applicable borrowing limits set forth in orders of the Commission and other regulatory authorities, resolutions of such Participant's shareholders and Board of Directors, such Participant's governing corporate documents, and agreements binding upon such Participant. No Participant shall be obligated to borrow from the Money Pool if lower cost funds can be obtained from its own external borrowing. AEP will not borrow funds from the Money Pool or any Participant.

                The Money Pool is composed from time to time of funds from the following sources: (ii) surplus funds of AEP; (i) surplus funds of any of the Participants; (iii) borrowings by AEP from sales of commercial paper notes and/or bank borrowings. AEPSC administers the AEP money pool by matching up, to the extent possible, short-term cash surpluses and loan requirements of AEP and the various Participants. Participant requests for short-term loans are met first from surplus funds of other Participants which are available to the money pool and then from AEP corporate funds to the extent available. To the extent that Participant contributions of surplus fund to the Money Pool are insufficient to meet Participant requests for short-term loans, borrowings are made from outside the system.

                Each borrowing Participant borrows pro rata from each fund source in the same proportion that the amount of funds provided from that fund source bears to the total amount of short-term funds available to the Money Pool.

                Funds which are loaned from Participants into the Money Pool which are not required to satisfy borrowing needs of other Participants will be invested by AEP on the behalf of the lending Participants in one or more short-term instruments.

                The Money Pool makes funds available to Participants for the interim financing of their capital expenditure programs and their other working capital needs, and to AEP to loan and to make capital contributions to any of the Participants and in both instances to repay previous borrowings incurred for such purposes. Funds for the Money Pool are available from surplus funds from the treasuries of AEP and the Participants, from proceeds from the sale of commercial paper by AEP and bank borrowings by AEP and the Participants. Funds to be loaned to the Participants are obtained in the following order of priority: (1) available surplus funds of the Participants will be used to satisfy the borrowing needs of other Participants before any funds of AEP are used; (2) available surplus funds in AEP's treasury; and (3) external borrowings by AEP from the sale of commercial paper and/or bank borrowings. External borrowings by AEP will not be made unless there are no surplus funds in the treasuries of the Participants or sufficient to meet borrowing needs. However, no loan will be made by AEP or any Participant if the borrowing company could borrow more cheaply directly from banks or through the sale of its own commercial paper. When more than one Participant is borrowing, each borrowing Participant will borrow pro rata from each fund source in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Money Pool.

                The interest rate applicable on any day to then outstanding loans through the Money Pool will be the composite weighted average daily effective cost incurred by AEP for short-term borrowings from external sources. If there are no borrowings outstanding then the rate would be the certificate of deposit yield equivalent of the 30-day Federal Reserve "AA" Non Financial Commercial Paper Composite Rate ("Composite"), or if no composite is established for that day then the applicable rate will be the Composite for the next preceding day for which the Composite is established.

                If the Composite shall cease to exist, then the rate would be the composite which then most closely resembles the Composite and/or most closely mirrors the pricing AEP would expect if it had External Funds.

                Interest income related to external investments will be calculated daily and allocated back to lending parties on the basis of their relative contribution to the investment pool funds on that date.

                Each Participant receiving a loan hereunder shall repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than the expiration date of the SEC authorization for the operation of the Money Pool. All loans made through the Money Pool may be prepaid by the borrower without premium or penalty.

                To provide funds for the Money Pool, AEP currently issues and sells commercial paper ("Commercial Paper"). The Commercial Paper matures in 270 days or less and will be issued from time-to-time to commercial paper dealers ("Dealers") and certain financial institutions.

                The Commercial Paper is currently issued to Dealers in the form of either physical or book-entry unsecured promissory notes. Such notes are issued and sold by AEP directly to Dealers at a rate not to exceed the rate per annum prevailing at the time of issuance for commercial paper of comparable quality and maturity connection with the issuance and sale of the Commercial Paper.

                AEP and its Participants may borrow money from banks, from time-to-time to the extent that the surplus funds of AEP and the Participants are insufficient to meet the Participant's request for short-term loans and subject to the limitations on aggregate principal amounts, above. Such borrowing will not be made unless it would produce a lower cost of money than the issue of AEP's Commercial Paper and, in any event, they will not bear a rate of interest higher than the effective cost of money for unsecured prime commercial bank loans prevailing on the date of borrowing. The borrowings will be evidenced by promissory notes maturing no later than one year from date of issuance and will be subject to prepayment by the borrower, or under certain circumstances with consent of the lending bank, in whole at any time or in part from time-to-time, without penalty.

                Ohio and Texas Restructuring. CPL, SWEPCo and WTU are public utilities operating in Texas. Tex. Util. Code Ann. ss. 39.001-909 (Vernon Supp. 2000), commonly referred to as S.B. 7, requires vertically integrated electric utilities, including WTU and CPL, to separate ownership of their generating and other power supply assets from ownership of their transmission and distribution assets no later than January 1, 2002. Under S.B. 7, vertically integrated utilities are generally obligated to disaggregate into at least (1) a PGC that will sell power and energy at wholesale; and (2) an EDC that will own transmission and local distribution facilities and perform metering and billing functions, but is prohibited from owning power supply facilities or selling electricity. By order issued July 7, 2000, the Public Utility Commission of Texas (PUCT) approved corporate separation plans CPL, SWEPCo and WTU filed to explain how they will comply with S.B. 7.

                CSP and OPCo are public utilities operating in Ohio. CSP and OPCo will make certain transfers to comply with the provisions of an Ohio statute that provides for Competitive Retail Electric Service, commonly referred to as S.B. 3. Ohio Rev. Code Ann. ss.ss. 4928.01-67 (Anderson 2000). The statute directs vertically integrated electric utilities that offer retail electric service in Ohio to separate their generating and other competitive operations (such as aggregation, marketing, and brokering) and related assets from their transmission and distribution operations and assets. On September 28, 2000, The Public Utilities Commission of Ohio (Ohio PUC) approved corporate separation plans CSP and OPCo filed to explain how they will comply with S.B. 3. Under their approved corporate separation plans, CSP and OPCo proposed, subject to receipt of federal regulatory approvals, to transfer their transmission and distribution assets and operations to EDC affiliates.

                The current short-term borrowing limits of the Operating Subsidiaries under the Money Pool are as follows:

                              Money Pool Short-Term
                              Participant Borrowing
                                           Limit
                      CSP               350,000,000
                      CPL               600,000,000
                      OPCo              450,000,000
                     SWEPCo             250,000,000
                      WTU               165,000,000

                Proposed Transaction. In order to comply with mandates by the Ohio and Texas legislatures to restructure and pursuant to plans submitted and approved by the PUCT and the Ohio PUC, CPL, CSP, OPCo, SWEPCo and WTU (collectively, the "Operating Subsidiaries") may need to restructure their debt portfolios and may retire and/or redeem their current outstanding long-term debt and replace such long-term debt with short-term debt. The Operating Subsidiaries propose to increase their borrowing limits as follows:

                   CPL        increase from $600 million to
                              $1.2 billion
                   CSP        increase from $350 million to
                              $800 million
                   OPCo       increase from $450 million to
                              $1.0 billion
                  SWEPCo      increase from $250 million to
                              $350 million
                   WTU        increase from $165 million to
                                  $375 million

                This increase in borrowing authority would require that AEP's external borrowing limit from commercial paper dealers and banks be increased from $5 billion to $6.910 billion. This increase in AEP's borrowing limit will ensure that AEP has sufficient borrowing capacity to obtain external borrowings in order to loan funds through the Money Pool to the participants when required. AEP and the Operating Subsidiaries request that such authority extend to December 31, 2002.

                AEP hereby represents that it will maintain for itself and for all the Operating Subsidiaries the common equity at a percentage of the consolidated capital (inclusive of short-term debt) of 30% during the authorization period. A chart showing the percentage of equity to consolidated capital is attached as Exhibit A.

                Use of Proceeds: The proposed increase in short-term borrowings will be used for the following purpose:

                CPL, CSP, OPCo, SWEPCo and WTU will utilize the additional borrowing capacity authorized in this file as a source of funding to replace a portion of respective long-term securities. As of June 30, 2001, CPL, CSP, OPCo, SWEPCo and WTU currently have $1,597,279,000, $914,875,000, $1,219,852,000, $760,175,000 and $258,387,000,
           respectively, in long-term securities outstanding. These transactions will not change the debt/equity ratios of the Operating Subsidiaries nor will they result in a net increase in outstanding securities of the Operating Subsidiaries and the AEP system.

                               ***
           Compliance with Rule 54

           Rule 54 provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

           AEP consummated the merger with Central and South West Corporation on June 15, 2000 pursuant to an order issued June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order").

           AEP currently meets all of the conditions of Rule 53(a) and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.

           Rule 53(a)(1) At June 30, 2001, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.315 billion, or about 40.6% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2001 ($3.242 billion).

           Rule 53(a)(2) Each FUCO in which AEP invests will maintain books and records and make available the books and records required by Rule 53(a)(2).

           Rule 53(a)(3) No more than 2% of the employees of the electric utility subsidiaries of AEP will, at any one time, directly or indirectly, render services to any FUCO.

           Rule 53(a)(4) AEP has submitted and will submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's electric utility subsidiaries.

           Rule 53(b) (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four quarters ended June 30, 2001 ($3,242,159,000) represented a decrease of approximately $302,490,000 (or 8.5%) in the average consolidated retained earnings from the four quarters ended June 30, 2000 ($3,544,649,000); and
           (iii) for the fiscal year ended December 31, 2000, AEP did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs.

           AEP's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to AEP's investments in EWGs and FUCOs has not had an adverse impact on AEP's financial integrity.

                                   Reporting

           AEP and the Participants, will report quarterly to the Commission pursuant to Rule 24 under the Act within 30 days after the end of each calendar quarter and shall for each company : (a) the aggregate amount of funds provided to the Money Pool; (b) the aggregate amount of funds received from the Money Pool; and (c) the balance advanced to or from the Money Pool as of the end of the period. AEP will also certify: (a) the average interest rate for the Money Pool over the period; (b) the aggregate amount of outside borrowings and repayments during the period of each source of outside borrowings; (c) the amount outstanding at the end of the period for each source of outside borrowings; and (d) a detailed listing of commercial paper outstanding by dealer at the end of the period.


      2. Item 3. APPLICABLE STATUTORY PROVISIONS is hereby amended and restated as follows:

           Sections 6(a), 7, 9(a), 10 and 12 (b) and Rules 43 and 45 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.

      3. Item 6 is hereby amended to add the following Exhibits and financial Statements

(a)   EXHIBIT:

                Exhibit F. Opinion of Counsel

(b)   INANCIAL STATEMENTS:

           Balance Sheets as of June 30, 2001 and Statements of Income and Retained Earnings for the 6 months ended June 30, 2001 of AEP and its subsidiaries consolidated and of CPL, CSP, OPCo, SWEPCo and WTU.


                                   SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 2 to its Form U-1 to be signed on its behalf by the undersigned thereunto duly authorized.

                     AMERICAN ELECTRIC POWER COMPANY, INC.

                          And

                          Central Power and Light Company
                          Columbus Southern Power Company
                               Ohio Power Company
                          Southwestern Electric Power Company
                          West Texas Utilities Company


                               By: /s/ A. A. Pena
                                    Treasurer




Dated: October 25, 2001


                                                                      EXHIBIT F
 (614) 223-1649

October 25, 2001

Securities and Exchange Commission
Division of Corporate Regulation
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   American Electric Power Company, Inc.
      Central Power and Light Company
      Columbus Southern Power Company
      Ohio Power Company
      Southwestern Electric Power Company
      West Texas Utilities Company
      (File No. 70-9937)

Ladies and Gentlemen:

I have acted as counsel for American Electric Power Company, Inc. ("AEP") and certain of its subsidiaries in the above-captioned matter, which involves the increase in amount of the short-term financing program for Central Power and Light Company ("CPL"), Columbus Southern Power Company ("CSP"), Ohio Power Company ("OPCo"), Southwestern Electric Power Company ("SWEPCO") and West Texas Utilities Company ("WTU"), as participants ("Participants") in the AEP-system Money Pool (the "Money Pool") for the period through December 31, 2002. The proposed short-term borrowings of CPL, CSP, OPCO, SWEPCO, and WTU under the Money Pool shall be increased so that borrowings may be made in aggregate amounts not to exceed $350,000,000; $600,000,000; $450,000,000; $250,000,000;
and $165,000,000, outstanding at any one time for the respective Participants from time to time prior to January 1, 2003.

In connection with my review of the above-described and proposed transactions, I have examined, among other things, the Application or Declaration on Form U-1, as amended, through the date thereof, as filed by American and the Participants with your Commission under the Public Utility Holding Company Act of 1935 as well as such corporate records of AEP and the Participants, certificate of public officials, and such other certifications and documents as I have deemed necessary in connection herewith.

In my opinion, if said Application or Declaration on Form U-1 as filed with your Commission is granted or permitted to become effective, and if the proposed transactions are consummated in accordance with said Application or Declaration on form U-1: (a) all state laws applicable to the proposed transactions will have been complied with and (b) the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by AEP, or Participants, or by any associate company of any of them.

I consent to the use of this opinion as part of the above-mentioned Application or Declaration on Form U-1.

Very truly yours,

/s/ Ann B. Graf

Ann B. Graf
Counsel for
American Electric Power Company, Inc.
Central Power and Light Company
Columbus Southern Power Company
Ohio Power Company
South Western Electric Power Company
West Texas Utilities Company



--------
1 The Commission authorized AEP's predecessor, American Gas and Electric Company, to create a service company subsidiary, American Gas and electric Service Corporation, AEPSC's predecessor, on May 15, 1939 (Holding Co. Act Release No. 1528). The Commission issued two subsequent orders: (1) authorizing a service agreement between AEPSC and the Electric Utility Companies on February 23, 1981 (Holding Co. Act Release No. 21922); and (ii) authorizing amendments to intrasystem service agreements to provide services to associate nonutility subsidiaries (Nonutility Companies") on April 5, 1995 (Holding Co. Act Release No. 26267).







               AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                        CONSOLIDATED STATEMENTS OF INCOME
                          (in millions, except per-share amounts)
                                   (UNAUDITED)

                                             Three Months Ended            Six Months Ended
                                                 June 30,                     June 30,
                                               2001        2000           2001        2000
                                               ----        ----           ----        ----

REVENUES                                      $14,528      $8,137      $28,693     $14,254
                                              -------      ------      -------     -------

EXPENSES:
  Fuel and Purchased Power                     12,367       6,318       24,469      10,665
  Maintenance and Other Operation                 959         870        1,912       1,721
  Non-recoverable Merger Costs                      7         161           12         161
  Depreciation and Amortization                   354         305          690         625
  Taxes Other Than Income Taxes                   169         175          337         346
                                                  ---         ---          ---         ---
          TOTAL EXPENSES                       13,856       7,829       27,420      13,518
                                               ------       -----       ------      ------
OPERATING INCOME                                  672         308        1,273         736
OTHER INCOME (LOSS), net                           22          (5)         126          37
                                                   --          --          ---          --
INCOME BEFORE INTEREST, PREFERRED
  DIVIDENDS AND INCOME TAXES                      694         303        1,399         773

INTEREST AND PREFERRED DIVIDENDS                  241         269          510         522
                                                  ---         ---          ---         ---
INCOME BEFORE INCOME TAXES                        453          34          889         251

INCOME TAXES                                      173          52          343         129
                                                  ---          --          ---         ---
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM           280         (18)         546         122

EXTRAORDINARY GAIN (LOSS):
  EFFECTS OF DEREGULATION                         (48)          9          (48)          9
                                                  ---           -          ---           -
NET INCOME (LOSS)                             $   232      $   (9)     $   498     $   131
                                              =======      =======     =======       =====
AVERAGE NUMBER OF SHARES OUTSTANDING              322          322         322         322
                                                  ===          ===         ===         ===


EARNINGS (LOSS) PER SHARE:
  Income (Loss) Before Extraordinary Item    $   0.87      $ (0.06)    $  1.69     $  0.38

  Extraordinary Gain (Loss)                     (0.15)        0.03       (0.15)       0.03
                                               ------       ------       -----       -----

  Earnings (Loss) Per Share (Basic and       $   0.72      $ (0.03)    $  1.54     $  0.41
                                                =====       ======       =====       =====
  Dilutive)
CASH DIVIDENDS PAID PER SHARE                $   0.60      $  0.60     $  1.20     $  1.20
                                                =====        =====       =====       =====


See Notes to Financial Statements beginning on page L-1.



               AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                           June 30, 2001  December 31, 2000
                                                                    (in millions)

ASSETS
------
CURRENT ASSETS:
   Cash and Cash Equivalents                                   $    212         $   437
   Accounts Receivable (net)                                      2,532           3,699
   Energy Trading Contracts                                      11,720          16,627
   Other                                                          1,688           1,268
                                                                  -----           -----
     TOTAL CURRENT ASSETS                                        16,152          22,031
                                                                 ------          ------
PROPERTY, PLANT AND EQUIPMENT:
  Electric:
   Production                                                    16,553          16,328
   Transmission                                                   6,145           5,609
   Distribution                                                  10,973          10,843
   Other (including gas and coal mining assets and nuclear fuel)  4,192           4,077
   Construction Work in Progress                                    988           1,231
     Total Property, Plant and Equipment                         38,851          38,088
  Accumulated Depreciation and Amortization                      15,984          15,695
                                                                 ------          ------
     NET PROPERTY, PLANT AND EQUIPMENT                           22,867          22,393
                                                                 ------          ------
REGULATORY ASSETS                                                 3,716           3,698
                                                                  -----           -----
INVESTMENTS IN POWER AND COMMUNICATIONS PROJECTS                    521             782
                                                                    ---             ---
GOODWILL (net of amortization)                                    1,300           1,382
                                                                  -----           -----
LONG-TERM ENERGY TRADING CONTRACTS                                3,166           1,620
                                                                  -----           -----
OTHER ASSETS                                                      2,505           2,642
                                                                  -----           -----
          TOTAL                                                 $50,227         $54,548
                                                                =======         =======

See Notes to Financial Statements beginning on page L-1.



              AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                           June 30, 2001  December 31, 2000
                                                                    (in millions)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts Payable                                              $ 1,252         $ 2,627
  Short-term Debt                                                 4,055           4,333
  Long-term Debt Due Within One Year                              1,024           1,152
  Energy Trading Contracts                                       11,394          16,801
  Other                                                           1,925           2,154
                                                                  -----           -----
         TOTAL CURRENT LIABILITIES                               19,650          27,067
                                                                 ------          ------
LONG-TERM DEBT                                                   10,609           9,602
                                                                 ------           -----
CERTAIN SUBSIDIARY OBLIGATED, MANDATORILY REDEEMABLE,
  PREFERRED SECURITIES OF SUBSIDIARY TRUSTS HOLDING SOLELY
  JUNIOR SUBORDINATED DEBENTURES OF SUCH SUBSIDIARIES               322             334
                                                                    ---             ---
DEFERRED INCOME TAXES                                             4,914           4,875
                                                                  -----           -----
DEFERRED INVESTMENT TAX CREDITS                                     510             528
                                                                    ---             ---
DEFERRED GAIN ON SALE AND LEASEBACK -
  ROCKPORT PLANT UNIT 2                                             199             203
                                                                    ---             ---
LONG-TERM ENERGY TRADING CONTRACTS                                2,965           1,381
                                                                  -----           -----
DEFERRED CREDITS AND REGULATORY LIABILITIES                         986             637
                                                                    ---             ---
OTHER NONCURRENT LIABILITIES                                      1,763           1,706
                                                                  -----           -----
CUMULATIVE PREFERRED STOCKS OF SUBSIDIARIES                         161             161
                                                                    ---             ---
CONTINGENCIES (Note 8)

COMMON SHAREHOLDERS' EQUITY Common Stock-Par Value $6.50:

                                     2001             2000
                                     ----             ----
      Shares Authorized. . . . . 600,000,000      600,000,000
      Shares Issued. . . . . . . 331,201,100      331,019,146
      (8,999,992 shares were held in treasury at June 30, 2000
       and December 31, 2000)                                     2,153           2,152
 Paid-in Capital                                                  2,916           2,915
 Accumulated Other Comprehensive Income (Loss)                     (131)           (103)
 Retained Earnings                                                3,210           3,090
                                                                  -----           -----
          TOTAL COMMON SHAREHOLDERS' EQUITY                       8,148           8,054
                                                                  -----           -----
              TOTAL                                             $50,227         $54,548
                                                                =======         =======

See Notes to Financial Statements beginning on page L-1.



               AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                   CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
                                   (UNAUDITED)
                                                                        Accumulated
                                                                           Other
                                          Common   Paid-in   Retained   Comprehensive
                                          Stock    Capital   Earnings   Income(Loss)    Total
                                          ------   -------   --------   -------------   -----
                                                           (in millions)
JANUARY 1, 2000                           $2,149   $2,898    $3,630         $   (4)     $8,673
Issuance of Common Stock                       2       10                                   12
Common Stock Dividends                                         (419)                      (419)
Other                                                 (46)                                 (46)
                                                                                           ---
                                                                                         8,220
                                                                                         -----
Comprehensive Income:
  Other Comprehensive Income,
   Net of Taxes
     Currency Translation Adjustment                                          (115)       (115)
     Unrealized Loss on Securities                                              20          20
     Minimum Pension Liability                                                  (2)         (2)
   Net Income                                                   131                        131
                                                                                          ---
     Total Comprehensive Income                                                             34
                                            ------  ------   ------         ------         --
JUNE 30, 2000                               $2,151  $2,862   $3,342          $(101)     $8,254
                                            ======  ======   ======          =====      ======

JANUARY 1, 2001                             $2,152  $2,915   $3,090          $(103)     $8,054
Issuance of Common Stock                         1       8                                   9
Common Stock Dividends                                         (387)                      (387)
Other                                                   (7)       9                          2
                                                                                             -
                                                                                         7,678
                                                                                         -----
Comprehensive Income:
  Other Comprehensive Income,
   Net of Taxes
     Currency Translation Adjustment                                           (53)        (53)
     Unrealized Gain on Hedged                                                  31          31
       Derivatives
     Minimum Pension Liability                                                 (6)          (6)
   Net Income                                                   498                        498
                                                                                           ---
     Total Comprehensive Income                                                            470
                                            ------   ------  ------         ------      ------
JUNE 30, 2001                               $2,153   $2,916  $3,210          $(131)     $8,148
                                            ======   ======  ======          =====      ======

See Notes to Financial Statements beginning on page L-1.



                         CENTRAL POWER AND LIGHT COMPANY AND SUBSIDIARY
                                CONSOLIDATED STATEMENTS OF INCOME
                                           (UNAUDITED)

                                             Three Months Ended            Six Months Ended
                                                  June 30,                     June 30,
                                               2001        2000           2001        2000
                                               ----        ----           ----        ----
                                                              (in thousands)

OPERATING REVENUES                          $648,499     $437,911     $1,251,911     $754,239
                                            --------     --------     ----------     --------
OPERATING EXPENSES:
  Fuel                                       147,179      140,841        299,032      230,238
  Purchased Power                            220,772       34,936        435,338       55,356
  Other Operation                             76,189       54,307        151,260      129,609
  Maintenance                                 17,995       15,474         35,282       31,896
  Depreciation and Amortization               53,587       40,887         95,978       95,085
  Taxes Other Than Federal Income Taxes       21,711       19,922         41,199       37,456
  Federal Income Taxes                        28,715       35,827         47,319       40,232
                                              ------       ------         ------       ------
        TOTAL OPERATING EXPENSES             566,148      342,194      1,105,408      619,872
                                             -------      -------     ----------      -------
OPERATING INCOME                              82,351       95,717        146,503      134,367
NONOPERATING INCOME (LOSS)                    (1,541)       1,815             98        2,362
                                              ------        -----             --        -----
INCOME BEFORE INTEREST CHARGES                80,810       97,532        146,601      136,729
INTEREST CHARGES                              28,292       29,979         59,052       61,037
                                              ------       ------         ------       ------
NET INCOME                                    52,518       67,553         87,549       75,692
PREFERRED STOCK DIVIDEND REQUIREMENTS             61           61            121          121
                                                  --           --            ---          ---
EARNINGS APPLICABLE TO COMMON STOCK         $ 52,457     $ 67,492       $ 87,428     $ 75,571
                                            ========     ========       ========     ========

                       CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)

                                             Three Months Ended            Six Months Ended
                                                  June 30,                     June 30,
                                               2001        2000           2001        2000
                                               ----        ----           ----        ----
                                                              (in thousands)

BALANCE AT BEGINNING OF PERIOD              $790,176     $727,973       $792,219     $758,894
NET INCOME                                    52,518       67,553         87,549       75,692
DEDUCTIONS:
  Cash Dividends Declared:
    Common Stock                              37,014       39,000         74,028       78,000
    Preferred Stock                               61           61            121          121
                                                  --           --            ---          ---
BALANCE AT END OF PERIOD                    $805,619     $756,465       $805,619     $756,465
                                            ========     ========       ========     ========

The common stock of the Company is wholly owned by AEP.

See Notes to Financial Statements beginning on page L-1.



                       CENTRAL POWER AND LIGHT COMPANY AND SUBSIDIARY
                                   CONSOLIDATED BALANCE SHEETS
                                           (UNAUDITED)

                                                           June 30, 2001  December 31, 2000
                                                                    (in thousands)

ASSETS
------
ELECTRIC UTILITY PLANT:
  Production                                                   $3,163,111     $3,175,867
  Transmission                                                    604,057        581,931
  Distribution                                                  1,250,224      1,221,750
  General                                                         240,386        237,764
  Construction Work in Progress                                   195,948        138,273
  Nuclear Fuel                                                    240,151        236,859
                                                                  -------        -------
       Total Electric Utility Plant                             5,693,877      5,592,444
  Accumulated Depreciation and Amortization                     2,361,780      2,297,189
                                                                ---------      ---------
NET ELECTRIC UTILITY PLANT                                      3,332,097      3,295,255
                                                                ---------      ---------
OTHER PROPERTY AND INVESTMENTS                                     46,229         44,225
                                                                   ------         ------
LONG-TERM ENERGY TRADING CONTRACTS                                 32,199         66,231
                                                                   ------         ------
CURRENT ASSETS:
  Cash and Cash Equivalents                                         5,755         14,253
  Accounts Receivable:
    Customers                                                      38,616         67,787
    Affiliated Companies                                           12,818         31,272
    Allowance for Uncollectible Accounts                           (1,638)        (1,675)
  Fuel Inventory - at LIFO cost                                    39,511         22,842
  Materials and Supplies - at average cost                         54,127         53,108
  Under-recovered Fuel Costs                                       93,341        127,295
  Energy Trading Contracts                                        112,483        481,206
  Prepayments and Other Current Assets                              6,151          3,014
                                                                    -----          -----
TOTAL CURRENT ASSETS                                              361,164        799,102
                                                                  -------        -------
REGULATORY ASSETS                                                 178,299        202,440
                                                                  -------        -------
REGULATORY ASSETS DESIGNATED FOR SECURITIZATION                   953,249        953,249
                                                                  -------        -------
NUCLEAR DECOMMISSIONING TRUST FUND                                 95,032         93,592
                                                                   ------         ------
DEFERRED CHARGES                                                   45,115         18,402
                                                                   ------         ------
TOTAL ASSETS                                                   $5,043,384     $5,472,496
                                                               ==========     ==========

See Notes to Financial Statements beginning on page L-1.



                         CENTRAL POWER AND LIGHT COMPANY AND SUBSIDIARY
                                   CONSOLIDATED BALANCE SHEETS
                                           (UNAUDITED)

                                                           June 30, 2001  December 31, 2000
                                                                    (in thousands)

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common Stock - $25 Par Value:
    Authorized - 12,000,000 Shares
    Outstanding - 6,755,535 Shares                            $  168,888      $  168,888
  Paid-in Capital                                                405,000         405,000
  Retained Earnings                                              805,619         792,219
                                                                 -------         -------
        Total Common Shareowner's Equity                       1,379,507       1,366,107
  Preferred Stock                                                  5,967           5,967
  CPL - Obligated, Mandatorily Redeemable Preferred
    Securities of Subsidiary Trust Holding Solely
    Junior Subordinated Debentures of CPL                        136,750         148,500
  Long-term Debt                                                 942,863       1,254,559
                                                                 -------       ---------
        TOTAL CAPITALIZATION                                   2,465,087       2,775,133
                                                               ---------       ---------
CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                             511,700         200,000
  Advances from Affiliates                                       223,512         269,712
  Accounts Payable - General                                     115,732         128,957
  Accounts Payable - Affiliated Companies                         26,657          40,962
  Taxes Accrued                                                  128,983          55,526
  Interest Accrued                                                24,221          26,217
  Energy Trading Contracts                                       111,536         489,888
  Other                                                           46,778          40,630
                                                                 -------         -------
        TOTAL CURRENT LIABILITIES                              1,189,119       1,251,892
                                                               ---------       ---------
DEFERRED INCOME TAXES                                          1,221,213       1,242,797
                                                               ---------       ---------
DEFERRED INVESTMENT TAX CREDITS                                  125,496         128,100
                                                                --------        --------
LONG-TERM ENERGY TRADING CONTRACTS                                32,999          65,740
                                                                 -------         -------
DEFERRED CREDITS                                                   9,470           8,834
                                                                   -----           -----
CONTINGENCIES (Note 8)

TOTAL CAPITALIZATION AND LIABILITIES                          $5,043,384      $5,472,496
                                                              ==========      ==========

See Notes to Financial Statements beginning on page L-1.



                        COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
                                CONSOLIDATED STATEMENTS OF INCOME
                                           (UNAUDITED)

                                            Three Months Ended            Six Months Ended
                                                 June 30,                     June 30,
                                               2001        2000           2001        2000
                                               ----        ----           ----        ----
                                                              (in thousands)
OPERATING REVENUES                         $1,109,095    $928,332   $2,234,668   $1,561,637
                                           ----------    --------   ----------   ----------
OPERATING EXPENSES:
  Fuel                                         42,368      48,581       89,398       89,329
  Purchased Power                             845,860     685,411    1,717,771    1,100,113
  Other Operation                              54,510      50,332      109,058       95,621
  Maintenance                                  19,729      18,228       38,509       32,924
  Depreciation and Amortization                31,379      24,896       62,861       49,440
  Taxes Other Than Federal Income Taxes        32,909      31,084       64,816       62,561
  Federal Income Taxes                         19,446      19,002       37,429       36,727
                                               ------      ------       ------       ------
        TOTAL OPERATING EXPENSES            1,046,201     877,534    2,119,842    1,466,715
                                            ---------     -------    ---------    ---------
OPERATING INCOME                               62,894      50,798      114,826       94,922

NONOPERATING INCOME (LOSS)
                                                3,012       2,497        6,484        4,181
                                                -----       -----        -----        -----
INCOME BEFORE INTEREST CHARGES                 65,906      53,295      121,310       99,103

INTEREST CHARGES                               18,488      17,960       36,221       36,297
                                               ------      ------       ------       ------
INCOME BEFORE EXTRAORDINARY ITEM               47,418      35,335       85,089       62,806

EXTRAORDINARY LOSS - EFFECTS OF
  DEREGULATION (INCLUSIVE OF TAX
  BENEFIT OF $8,353,000)                      (26,407)       -         (26,407)       -
                                               ------      -----        ------       ------

NET INCOME                                     21,011      35,335       58,682       62,806

PREFERRED STOCK DIVIDEND REQUIREMENTS             301         532          603        1,065
                                                -----       -----        -----        -----
EARNINGS APPLICABLE TO COMMON STOCK        $   20,710    $ 34,803   $   58,079   $   61,741
                                           ==========    ========   ==========   ==========



                       CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)

                                            Three Months Ended            Six Months Ended
                                                 June 30,                     June 30,
                                               2001        2000           2001        2000
                                               ----        ----           ----        ----
                                                              (in thousands)

BALANCE AT BEGINNING OF PERIOD               $115,486    $249,872     $ 99,069     $246,584
NET INCOME                                     21,011      35,335       58,682       62,806
DEDUCTIONS:
  Cash Dividends Declared:
   Common Stock                                20,738      23,650       41,476       47,300
   Cumulative Preferred Stock                     263         438          525          875
  Capital Stock Expense                           253          95          507          191
                                                  ---          --          ---          ---
BALANCE AT END OF PERIOD                     $115,243    $261,024     $115,243     $261,024
                                             ========    ========     ========     ========

The common stock of the Company is wholly owned by AEP.
See Notes to Financial Statements beginning on page L-1.


                      COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
                                   CONSOLIDATED BALANCE SHEETS
                                           (UNAUDITED)

                                                           June 30, 2001  December 31, 2000
                                                                    (in thousands)

ASSETS
------
ELECTRIC UTILITY PLANT:
  Production                                                  $1,569,118      $1,564,254
  Transmission                                                   392,383         360,302
  Distribution                                                 1,124,668       1,096,365
  General                                                        148,224         156,534
  Construction Work in Progress                                   79,612          89,339
                                                                  ------          ------
       Total Electric Utility Plant                            3,314,005       3,266,794
  Accumulated Depreciation and Amortization                    1,337,358       1,299,697
                                                               ---------       ---------
NET ELECTRIC UTILITY PLANT                                     1,976,647       1,967,097
                                                               ---------       ---------
OTHER PROPERTY AND INVESTMENTS                                    43,283          39,848
                                                                  ------          ------
LONG-TERM ENERGY TRADING CONTRACTS                               333,816         172,167
                                                                 -------         -------
CURRENT ASSETS:
  Cash and Cash Equivalents                                       10,030          11,600
  Accounts Receivable:
    Customers                                                     78,089          73,711
    Affiliated Companies                                          82,426          49,591
    Miscellaneous                                                 19,463          18,807
    Allowance for Uncollectible Accounts                            (659)           (659)
  Fuel - at average cost                                          20,648          13,126
  Materials and Supplies - at average cost                        37,333          38,097
  Accrued Utility Revenues                                          -              9,638
  Energy Trading Contracts                                       966,617       1,085,989
  Prepayments and Other Current Assets                            27,334          46,735
                                                                  ------          ------
TOTAL CURRENT ASSETS                                           1,241,281       1,346,635
                                                               ---------       ---------
REGULATORY ASSETS                                                273,528         291,553
                                                                 -------         -------
DEFERRED CHARGES                                                  36,923          77,634
                                                                  ------          ------
TOTAL ASSETS                                                  $3,905,478      $3,894,934
                                                              ==========      ==========

See Notes to Financial Statements beginning on page L-1.



                        COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
                                   CONSOLIDATED BALANCE SHEETS
                                           (UNAUDITED)

                                                           June 30, 2001  December 31, 2000
                                                                    (in thousands)

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common Stock - No Par Value:
    Authorized - 24,000,000 Shares
    Outstanding - 16,410,426 Shares                       $   41,026         $   41,026
  Paid-in Capital                                            573,861            573,354
  Retained Earnings                                          115,243             99,069
                                                             -------             ------
      Total Common Shareowner's Equity                       730,130            713,449
  Cumulative Preferred Stock -
   Subject to Mandatory Redemption                            15,000             15,000
  Long-term Debt                                             899,874            899,615
                                                             -------            -------
        TOTAL CAPITALIZATION                               1,645,004          1,628,064
                                                           ---------          ---------
OTHER NONCURRENT LIABILITIES                                  40,662             47,584
                                                              ------             ------
CURRENT LIABILITIES:
  Advances from Affiliates                                   115,302             88,732
  Accounts Payable - General                                  92,461             89,846
  Accounts Payable - Affiliated Companies                     98,033             72,493
  Taxes Accrued                                              117,277            162,904
  Interest Accrued                                            15,808             13,369
  Energy Trading Contracts                                   944,778          1,115,967
  Other                                                       49,943             60,701
                                                              ------             ------
        TOTAL CURRENT LIABILITIES                          1,433,602          1,604,012
                                                           ---------          ---------
DEFERRED INCOME TAXES                                        431,000            422,759
                                                             -------            -------
DEFERRED INVESTMENT TAX CREDITS                               39,563             41,234
                                                              ------             ------
REGULATORY LIABILITIES AND DEFERRED CREDITS                   15,108             12,861
                                                              ------             ------
LONG-TERM ENERGY TRADING CONTRACTS                           300,539            138,420
                                                             -------            -------
CONTINGENCIES (Note 8)

TOTAL CAPITALIZATION AND LIABILITIES                      $3,905,478         $3,894,934
                                                          ==========         ==========

See Notes to Financial Statements beginning on page L-1.



                               OHIO POWER COMPANY AND SUBSIDIARIES
                                CONSOLIDATED STATEMENTS OF INCOME
                                           (UNAUDITED)

                                             Three Months Ended            Six Months Ended
                                                  June 30,                     June 30,
                                               2001        2000           2001        2000
                                               ----        ----           ----        ----
                                                              (in thousands)

OPERATING REVENUES                          $1,627,177   $1,436,330   $3,326,842   $2,484,167
                                            ----------   ----------   ----------   ----------
OPERATING EXPENSES:
  Fuel                                         180,057      177,314      380,618      392,562
  Purchased Power                            1,146,655      943,060    2,325,561    1,480,788
  Other Operation                               96,623       86,244      185,029      170,696
  Maintenance                                   36,448       33,595       71,848       61,625
  Depreciation and Amortization                 57,666       38,843      117,725       77,332
  Taxes Other Than Federal Income Taxes         46,193       41,055       87,054       84,787
  Federal Income Taxes                          16,468       36,251       47,184       71,296
                                                ------       ------       ------       ------
        TOTAL OPERATING EXPENSES             1,580,110    1,356,362    3,215,019    2,339,086
                                             ---------    ---------    ---------    ---------
OPERATING INCOME                                47,067       79,968      111,823      145,081

NONOPERATING INCOME                              7,809        1,250       18,917        4,150
                                                 -----        -----       ------        -----
INCOME BEFORE INTEREST CHARGES                  54,876       81,218      130,740      149,231

INTEREST CHARGES                                22,782       22,985       45,249       44,782
                                                ------       ------       ------       ------
INCOME BEFORE EXTRAORDINARY ITEM                32,094       58,233       85,491      104,449

EXTRAORDINARY LOSS - EFFECTS OF
  DEREGULATION (INCLUSIVE OF TAX BENEFIT
  OF $11,585,000)                              (21,515)        -         (21,515)        -
                                                ------        -----       ------      -------
NET INCOME                                      10,579       58,233       63,976      104,449

PREFERRED STOCK DIVIDEND REQUIREMENTS              316          315          630          636
                                                   ---          ---          ---          ---
EARNINGS APPLICABLE TO COMMON STOCK         $   10,263   $   57,918   $   63,346   $  103,813
                                            ==========   ==========   ==========   ==========



                      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                   (UNAUDITED)

                                             Three Months Ended            Six Months Ended
                                                  June 30,                     June 30,
                                               2001        2000           2001        2000
                                               ----        ----           ----        ----
                                                              (in thousands)

NET INCOME                                   $10,579     $58,233      $   63,976   $  104,449

OTHER COMPREHENSIVE INCOME (LOSS)
   Foreign Currency Exchange Rate Hedge         (104)      -                (325)       -
                                               -----       -----           -----       ------

COMPREHENSIVE INCOME                         $10,475     $58,233      $   63,651   $  104,449
                                             =======     =======      ==========   ==========

The common stock of the Company is wholly owned by AEP.

See Notes to Financial Statements beginning on page L-1.



                       OHIO POWER COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)

                                             Three Months Ended            Six Months Ended
                                                  June 30,                     June 30,
                                               2001        2000           2001        2000
                                               ----        ----           ----        ----
                                                              (in thousands)

BALANCE AT BEGINNING OF PERIOD             $   415,425   $  595,620   $  398,086   $  587,424

NET INCOME                                      10,579       58,233       63,976      104,449

CASH DIVIDENDS DECLARED:
   Common Stock                                 35,744       37,703       71,488       75,406
   Cumulative Preferred Stock                      315          316          629          633
                                                   ---          ---          ---          ---
BALANCE AT END OF PERIOD                    $  389,945   $  615,834     $389,945   $  615,834
                                            ==========   ==========     ========   ==========

See Notes to Financial Statements beginning on page L-1.

                            OHIO POWER COMPANY AND SUBSIDIARIES
                                   CONSOLIDATED BALANCE SHEETS
                                           (UNAUDITED)

                                                           June 30, 2001  December 31, 2000
                                                                    (in thousands)

ASSETS
------
ELECTRIC UTILITY PLANT:
  Production                                                   $2,955,482      $2,764,155
  Transmission                                                    884,720         870,033
  Distribution                                                  1,059,174       1,040,940
  General (including mining assets)                               523,987         707,417
  Construction Work in Progress                                    83,461         195,086
                                                                   ------         -------
       Total Electric Utility Plant                             5,506,824       5,577,631
  Accumulated Depreciation and Amortization                     2,670,874       2,764,130
                                                                ---------       ---------
NET ELECTRIC UTILITY PLANT                                      2,835,950       2,813,501
                                                                ---------       ---------
OTHER PROPERTY AND INVESTMENTS                                    114,811         109,124
                                                                  -------         -------
LONG-TERM ENERGY TRADING CONTRACTS                                479,759         256,455
                                                                  -------         -------
CURRENT ASSETS:
  Cash and Cash Equivalents                                        28,943          31,393
  Advances to Affiliates                                             -             92,486
  Accounts Receivable:
    Customers                                                     174,891         139,732
    Affiliated Companies                                          141,778         126,203
    Miscellaneous                                                  26,188          39,046
    Allowance for Uncollectible Accounts                           (1,026)         (1,054)
  Fuel - at average cost                                          100,400          82,291
  Materials and Supplies - at average cost                         75,692          96,053
  Energy Trading Contracts                                      1,389,132       1,617,660
  Prepayments and Other                                            17,766          33,146
                                                                   ------          ------
TOTAL CURRENT ASSETS                                            1,953,764       2,256,956
                                                                 ---------      ---------
REGULATORY ASSETS                                                 674,099         714,710
                                                                  -------         -------
DEFERRED CHARGES                                                   59,384         101,690
                                                                   ------         -------
TOTAL ASSETS                                                   $6,117,767      $6,252,436
                                                               ==========      ==========

See Notes to Financial Statements beginning on page L-1.



                               OHIO POWER COMPANY AND SUBSIDIARIES
                                   CONSOLIDATED BALANCE SHEETS
                                           (UNAUDITED)

                                                           June 30, 2001  December 31, 2000
                                                                    (in thousands)

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common Stock - No Par Value:
    Authorized - 40,000,000 Shares
    Outstanding - 27,952,473 Shares                            $   321,201      $321,201
  Paid-in Capital                                                  462,483       462,483
  Accumulated Other Comprehensive Income (Loss)                       (325)         -
  Retained Earnings                                                389,945       398,086
                                                                  --------      --------
      Total Common Shareholder's Equity                          1,173,304     1,181,770
  Cumulative Preferred Stock:
    Not Subject to Mandatory Redemption                             16,648        16,648
    Subject to Mandatory Redemption                                  8,850         8,850
  Long-term Debt                                                 1,078,354     1,077,987
                                                                  --------      --------
        TOTAL CAPITALIZATION                                     2,277,156     2,285,255
                                                                  --------      --------
OTHER NONCURRENT LIABILITIES                                       515,450       542,017
                                                                   -------       -------
CURRENT LIABILITIES:
 Long-term Debt Due Within One Year                                  -           117,506
  Advances from Affiliates                                          252,323         -
  Accounts Payable - General                                        160,578      179,691
  Accounts Payable - Affiliated Companies                            77,477      121,360
  Customer Deposits                                                   7,368       39,736
  Taxes Accrued                                                     184,079      223,101
  Interest Accrued                                                   24,299       20,458
  Obligations Under Capital Leases                                   14,057       32,716
  Energy Trading Contracts                                        1,358,005    1,662,315
  Other                                                             140,792      151,934
                                                                    -------      -------
        TOTAL CURRENT LIABILITIES                                 2,218,978    2,548,817
                                                                  ---------    ---------
DEFERRED INCOME TAXES                                               609,885      621,941
                                                                    -------      -------
DEFERRED INVESTMENT TAX CREDITS                                      23,644       25,214
                                                                     ------       ------
LONG-TERM ENERGY TRADING CONTRACTS                                  431,934      206,187
                                                                    -------      -------
REGULATORY LIABILITIES AND DEFERRED CREDITS                          40,720       23,005
                                                                     ------       ------
CONTINGENCIES (Note 8)

TOTAL CAPITALIZATION AND LIABILITIES                            $6,117,767    $6,252,436
                                                                ==========    ==========

See Notes to Financial Statements beginning on page L-1.



                    SOUTHWESTERN ELECTRIC POWER COMPANY AND SUBSIDIARIES
                                CONSOLIDATED STATEMENTS OF INCOME
                                           (UNAUDITED)

                                            Three Months Ended            Six Months Ended
                                                 June 30,                     June 30,
                                               2001        2000           2001        2000
                                               ----        ----           ----        ----
                                                              (in thousands)

OPERATING REVENUES                           $434,795    $272,409    $860,484    $484,565
                                             --------    --------    --------    --------

OPERATING EXPENSES:
  Fuel                                        124,151     113,773     242,397     203,125
  Purchased Power                             168,671      19,252     337,528      30,950
  Other Operation                              34,071      37,362      73,339      72,060
  Maintenance                                  20,431      20,906      35,667      35,212
  Depreciation and Amortization                33,328      27,525      61,458      54,882
  Taxes Other Than Federal Income Taxes        14,986      13,455      29,252      24,116
  Federal Income Taxes                          6,508       6,840      14,208       8,193
                                                -----       -----      ------       -----
        TOTAL OPERATING EXPENSES              402,146     239,113     793,849     428,538
                                              -------     -------     -------     -------
OPERATING INCOME                               32,649      33,296      66,635
                                                                                   56,027
NONOPERATING INCOME                                30         678         277         445
                                                   --         ---         ---         ---
INCOME BEFORE INTEREST CHARGES                 32,679      33,974      66,912      56,472

INTEREST CHARGES                               14,895      15,188      29,259      30,023
                                               ------      ------      ------      ------
NET INCOME                                     17,784      18,786      37,653      26,449

PREFERRED STOCK DIVIDEND REQUIREMENTS              58          57         115         114
                                                   --          --         ---         ---
EARNINGS APPLICABLE TO COMMON STOCK          $ 17,726    $ 18,729    $ 37,538    $ 26,335
                                             ========    ========    ========    ========



                       CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)

                                            Three Months Ended            Six Months Ended
                                                 June 30,                     June 30,
                                               2001        2000           2001        2000
                                               ----        ----           ----        ----
                                                              (in thousands)

BALANCE AT BEGINNING OF PERIOD               $295,248    $275,652    $293,989    $283,546

   NET INCOME                                  17,784      18,786      37,653      26,449

 CASH DIVIDENDS DECLARED:
   Common Stock                                18,552      15,500      37,105      31,000
   Preferred Stock                                 58          57         115         114
                                                   --          --         ---          --
BALANCE AT END OF PERIOD                     $294,422    $278,881    $294,422    $278,881
                                             ========    ========    ========    ========

The common stock of the Company is wholly owned by AEP.

See Notes to Financial Statements beginning on page L-1.



                    SOUTHWESTERN ELECTRIC POWER COMPANY AND SUBSIDIARIES
                                   CONSOLIDATED BALANCE SHEETS
                                           (UNAUDITED)

                                                           June 30, 2001  December 31, 2000
                                                                    (in thousands)

ASSETS
------
ELECTRIC UTILITY PLANT:
  Production                                                     $1,472,831    $1,414,527
  Transmission                                                      531,793       519,317
  Distribution                                                    1,024,442     1,001,237
  General                                                           327,976       325,948
  Construction Work in Progress                                      48,381        57,995
                                                                     ------        ------
       Total Electric Utility Plant                               3,405,423     3,319,024
    Accumulated Depreciation and Amortization                     1,500,099     1,457,005
                                                                  ---------     ---------
NET ELECTRIC UTILITY PLANT                                        1,905,324     1,862,019
                                                                  ---------     ---------
OTHER PROPERTY AND INVESTMENTS                                       41,443        39,627
                                                                     ------        ------
LONG-TERM ENERGY TRADING CONTRACTS                                   32,212        63,028
                                                                     ------        ------
CURRENT ASSETS:
  Cash and Cash Equivalents                                           1,954         1,907
  Accounts Receivable:
    Customers                                                        50,532        41,399
    Affiliated Companies                                               -           11,419
  Fuel Inventory - at average cost                                   43,194        40,024
  Under-recovered Fuel                                               44,916        35,469
  Materials and Supplies - at average cost                           30,004        25,137
  Energy Trading Contracts                                          112,529       457,936
  Prepayments                                                        18,562        16,780
                                                                     ------        ------
TOTAL CURRENT ASSETS                                                301,691       630,071
                                                                    -------       -------
REGULATORY ASSETS                                                    52,123        57,082
                                                                     ------        ------
DEFERRED CHARGES                                                     83,774        10,707
                                                                     ------        ------
TOTAL ASSETS                                                     $2,416,567    $2,662,534
                                                                 ==========    ==========

See Notes to Financial Statements beginning on page L-1.



                      SOUTHWESTERN ELECTRIC POWER COMPANY AND SUBSIDIARIES
                                   CONSOLIDATED BALANCE SHEETS
                                           (UNAUDITED)

                                                           June 30, 2001  December 31, 2000
                                                                    (in thousands)

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common Stock - $18 Par Value:
    Authorized - 7,600,000 Shares
    Outstanding - 7,536,640 Shares                          $  135,660        $  135,660
  Paid-in Capital                                              245,000           245,000
  Retained Earnings                                            294,422           293,989
                                                               -------           -------
      Total Common Shareowner's Equity                         675,082           674,649

Preferred Stock                                                  4,704             4,704
SWEPCO-OBLIGATED, MANDATORILY REDEEMABLE PREFERRED
  SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY JUNIOR
  SUBORDINATED DEBENTURES OF SWEPCO                            110,000           110,000
Long-term Debt                                                 494,876           645,368
                                                               -------           -------
TOTAL CAPITALIZATION                                         1,284,662         1,434,721
                                                             ---------         ---------
OTHER NONCURRENT LIABILITIES                                    32,377            11,290
                                                                ------            ------
CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           150,595               595
  Advances from Affiliates                                     136,483            16,823
  Accounts Payable - General                                    63,892           107,747
  Accounts Payable - Affiliated Companies                       34,650            36,021
  Customer Deposits                                             20,471            16,433
  Taxes Accrued                                                 52,382            11,224
  Interest Accrued                                              13,466            13,198
  Energy Trading Contracts                                     111,582           466,198
  Other                                                         20,487            15,064
                                                                ------            ------
        TOTAL CURRENT LIABILITIES                              604,008           683,303
                                                               -------           -------
DEFERRED INCOME TAXES                                          396,364           399,204
                                                               -------           -------
DEFERRED INVESTMENT TAX CREDITS                                 50,955            53,167
                                                               -------            ------
REGULATORY LIABILITIES AND DEFERRED CREDITS                     15,189            18,288
                                                               -------            ------
LONG-TERM ENERGY TRADING CONTRACTS                              33,012            62,561
                                                               -------            ------
CONTINGENCIES (Note 8)

TOTAL CAPITALIZATION AND LIABILITIES                        $2,416,567        $2,662,534
                                                            ==========        ==========

See Notes to Financial Statements beginning on page L-1.



                                   WEST TEXAS UTILITIES COMPANY
                                      STATEMENTS OF INCOME
                                           (UNAUDITED)

                                            Three Months Ended            Six Months Ended
                                                 June 30,                     June 30,
                                               2001        2000           2001        2000
                                               ----        ----           ----        ----
                                                              (in thousands)

OPERATING REVENUES                          $192,839     $130,742     $387,845     $227,277
                                            --------     --------     --------     --------
OPERATING EXPENSES:
  Fuel                                        46,848       47,207      106,753       75,787
  Purchased Power                             80,485       22,455      162,177       37,348
  Other Operation                             25,355       15,751       51,111       36,055
  Maintenance                                  7,046        5,045       11,608        9,907
  Depreciation and Amortiza  tion             11,529       11,292       23,300       22,533
  Taxes Other Than Federal Income Taxes        6,775        6,653       12,813       11,616
  Federal Income Taxes                         2,373        5,401        2,263        7,312
                                               -----        -----        -----        -----
        TOTAL OPERATING EXPENSES             180,411      113,804      370,025      200,558
                                             -------      -------      -------      -------
OPERATING INCOME                              12,428       16,938       17,820       26,719

NONOPERATING INCOME (LOSS)                      (553)      (3,149)         878       (3,239)
                                                ----       ------          ---       ------
INCOME BEFORE INTEREST CHARGES                11,875       13,789       18,698       23,480

INTEREST CHARGES                               5,742        5,719       11,674       11,577
                                               -----        -----       ------       ------
NET INCOME                                     6,133        8,070        7,024       11,903

PREFERRED STOCK DIVIDEND REQUIREMENTS             26           26           52           52
                                                  --           --           --           --
EARNINGS APPLICABLE TO COMMON STOCK         $  6,107     $  8,044     $  6,972     $ 11,851
                                            ========     ========     ========     =========


                         STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)

                                            Three Months Ended            Six Months Ended
                                                 June 30,                     June 30,
                                               2001        2000           2001        2000
                                               ----        ----           ----        ----
                                                              (in thousands)

BALANCE AT BEGINNING OF PERIOD              $116,247     $112,549     $122,588     $113,242
NET INCOME                                     6,133        8,070        7,024       11,903

DEDUCTIONS:
   Cash Dividends Declared:
   Common Stock                                7,206        4,500       14,412        9,000
   Preferred Stock                                26           26           52           52
                                                  --           --           --           --
BALANCE AT END OF PERIOD                    $115,148     $116,093     $115,148     $116,093
                                            ========     ========     ========     ========

The common stock of the Company is wholly owned by AEP.

See Notes to Financial Statements beginning on page L-1.



                          WEST TEXAS UTILITIES COMPANY
                                 BALANCE SHEETS
                                   (UNAUDITED)

                                                           June 30, 2001  December 31, 2000
                                                                    (in thousands)

ASSETS
------
ELECTRIC UTILITY PLANT:
  Production                                                    $  437,880    $  431,793
  Transmission                                                     236,532       235,303
  Distribution                                                     424,258       416,587
  General                                                          112,139       110,832
  Construction Work in Progress                                     35,156        34,824
                                                                    ------        ------
       Total Electric Utility Plant                              1,245,965     1,229,339
  Accumulated Depreciation and Amortization                        531,411       515,041
                                                                  --------       -------
NET ELECTRIC UTILITY PLANT                                         714,554       714,298
                                                                   -------       -------
OTHER PROPERTY AND INVESTMENTS                                      24,100        23,154
                                                                    ------        ------
LONG-TERM ENERGY TRADING CONTRACTS                                  10,705        20,944
                                                                    ------        ------
CURRENT ASSETS:
  Cash and Cash Equivalents                                          3,982         6,941
  Accounts Receivable:
    Customers                                                       19,111        36,217
    Affiliated Companies                                             8,271        16,095
    Allowance for Uncollectible Accounts                              (299)         (288)
  Fuel Inventory - at average cost                                  14,861        12,174
  Materials and Supplies - at average cost                          11,099        10,510
  Underrecovered Fuel                                               59,129        68,107
  Energy Trading Contracts                                          37,398       152,174
  Prepayments and Other Current Assets                                 811           851
                                                                       ---           ---
TOTAL CURRENT ASSETS                                               154,363       302,781
                                                                   -------       -------
REGULATORY ASSETS                                                   19,075        24,808
                                                                    ------        ------
DEFERRED CHARGES                                                    10,188         2,947
                                                                    ------         -----
TOTAL ASSETS                                                    $  932,985    $1,088,932
                                                                ==========    ==========

See Notes to Financial Statements beginning on page L-1.



                                  WEST TEXAS UTILITIES COMPANY
                                         BALANCE SHEETS
                                           (UNAUDITED)

                                                           June 30, 2001  December 31, 2000
                                                                    (in thousands)

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common Stock - $25 Par Value:
    Authorized - 7,800,000 Shares
    Outstanding - 5,488,560 Shares                             $  137,214     $  137,214
  Paid-in Capital                                                   2,236          2,236
  Retained Earnings                                               115,148        122,588
                                                                  -------        -------
      Total Common Shareowner's Equity                            254.598        262,038
Cumulative Preferred Stock Not Subject
to Mandatory Redemption                                             2,482          2,482
Long-term Debt                                                    255,905        255,843
                                                                  -------        -------
TOTAL CAPITALIZATION                                              512,985        520,363
                                                                  -------        -------
CURRENT LIABILITIES:
  Advances from Affiliates                                         71,953         58,578
  Accounts Payable - General                                       32,073         45,562
  Accounts Payable - Affiliated Companies                          12,896         42,212
  Customer Deposits                                                 4,614          2,659
  Taxes Accrued                                                    32,206         18,901
  Interest Accrued                                                  3,119          3,717
  Energy Trading Contracts                                         37,083        154,919
  Other                                                             8,899          7,906
                                                                    -----          -----
        TOTAL CURRENT LIABILITIES                                 202,839        334,454
                                                                  -------        -------
DEFERRED INCOME TAXES                                             152,232        157,038
                                                                  -------        -------
DEFERRED INVESTMENT TAX CREDITS                                    23,416         24,052
                                                                   ------         ------
LONG-TERM ENERGY TRADING CONTRACTS                                 10,972         20,789
                                                                   ------         ------
REGULATORY LIABILITIES AND DEFERRED CREDITS                        30,541         32,236
                                                                   ------         ------
CONTINGENCIES (Note 8)

TOTAL CAPITALIZATION AND LIABILITIES                           $  932,985     $1,088,932
                                                               ==========     ==========

See Notes to Financial Statements beginning on page L-1.